The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 21, 2020

October , 2020	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund due January 27, 2022

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The Notes are designed for investors who seek a return of 3.00 times any appreciation of an equally weighted basket of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund, up to a maximum return of at least 18.85%, at maturity.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	The Notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the Notes is subject to the credit risk of JPMorgan Financial, as issuer of the Notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the Notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Notes are expected to price on or about October 23, 2020 and are expected to settle on or about October 28, 2020.
•	CUSIP: 48132PQG2

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $14.00 per $1,000 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the Notes priced today, the estimated value of the Notes would be approximately $969.10 per $1,000 principal amount Note. The estimated value of the Notes, when the terms of the Notes are set, will be provided in the pricing supplement and will not be less than $920.00 per $1,000 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 8, 2020, underlying supplement no. 1-I dated April 8, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Basket: The Notes are linked to an equally weighted basket consisting of the following:

•	50.00% of the iShares® China Large-Cap ETF (Bloomberg ticker: FXI); and
•	50.00% of the WisdomTree India Earnings Fund (Bloomberg ticker: EPI)

(each, a “Fund” and together, the “Funds”).

Upside Leverage Factor: 3.00

Maximum Return: At least 18.85% (corresponding to a maximum payment at maturity of at least $1,188.50 per $1,000 principal amount Note) (to be provided in the pricing supplement)

Initial Valuation Date: On or about October 23, 2020

Original Issue Date (Settlement Date): On or about October 28, 2020

Final Valuation Date *: January 24, 2022

Maturity Date*: January 27, 2022

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Basket Value is greater than the Initial Basket Value, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Basket Return × Upside Leverage Factor), subject to the Maximum Return

If the Final Basket Value is equal to the Initial Basket Value, you will receive the principal amount of your Notes at maturity.

If the Final Basket Value is less than the Initial Basket Value, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

If the Final Basket Value is less than the Initial Basket Value, you will lose some or all of your principal amount at maturity.

Basket Return:

(Final Basket Value – Initial Basket Value)
Initial Basket Value

Initial Basket Value: Set equal to 100 on the Initial Valuation Date

Final Basket Value: The closing level of the Basket on the Final Valuation Date

Closing Level of the Basket:

100 × [1 + (50.00% × Fund Return of the iShares® China Large-Cap ETF) + (50.00% × Fund Return of the WisdomTree India Earnings Fund)]

Fund Return: With respect to each Fund,

(Final Value – Initial Value)
Initial Value

Initial Value: With respect to each Fund, the closing price of one share of that Fund on the Initial Valuation Date

Final Value: With respect to each Fund, the closing price of one share of that Fund on the Final Valuation Date

Share Adjustment Factor: With respect to each Fund, the Share Adjustment Factor is referenced in determining the closing price of one share of that Fund and is set equal to 1.0 on the Initial Valuation Date. The Share Adjustment Factor of each Fund is subject to adjustment upon the occurrence of certain events affecting that Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Hypothetical Payout Profile

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume the following:

•	an Initial Basket Value of 100.00;
•	an Upside Leverage Factor of 3.00; and
•	a Maximum Return of 18.85%.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Basket Value	Basket Return	Total Return on the Notes	Payment at Maturity
180.0000	80.0000%	18.85%	$1,188.50
165.0000	65.0000%	18.85%	$1,188.50
150.0000	50.0000%	18.85%	$1,188.50
140.0000	40.0000%	18.85%	$1,188.50
130.0000	30.0000%	18.85%	$1,188.50
120.0000	20.0000%	18.85%	$1,188.50
110.0000	10.0000%	18.85%	$1,188.50
106.2834	6.2834%	18.85%	$1,188.50
105.0000	5.0000%	15.00%	$1,150.00
101.0000	1.0000%	3.00%	$1,030.00
100.0000	0.0000%	0.00%	$1,000.00
95.0000	-5.0000%	-5.00%	$950.00
90.0000	-10.0000%	-10.00%	$900.00
85.0000	-15.0000%	-15.00%	$850.00
80.0000	-20.0000%	-20.00%	$800.00
70.0000	-30.0000%	-30.00%	$700.00
60.0000	-40.0000%	-40.00%	$600.00
50.0000	-50.0000%	-50.00%	$500.00
40.0000	-60.0000%	-60.00%	$400.00
30.0000	-70.0000%	-70.00%	$300.00
20.0000	-80.0000%	-80.00%	$200.00
10.0000	-90.0000%	-90.00%	$100.00
0.0000	-100.0000%	-100.00%	$0.00
PS-2 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

How the Notes Work

Upside Scenario:

If the Final Basket Value is greater than the Initial Basket Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Basket Return times the Upside Leverage Factor of 3.00, up to the Maximum Return of at least 18.85%. Assuming a hypothetical Maximum Return of 18.85%, an investor will realize the maximum payment at maturity at a Final Basket Value at or above approximately 106.2834% of the Initial Basket Value.

•	If the closing level of the Basket increases 5.00%, investors will receive at maturity a 15.00% return, or $1,150.00 per $1,000 principal amount Note.
•	Assuming a hypothetical Maximum Return of 18.85%, if the closing level of the Basket increases 50.00%, investors will receive at maturity a return equal to the 18.85% Maximum Return, or $1,188.50 per $1,000 principal amount Note, which is the maximum payment at maturity.

Par Scenario:

If the Final Basket Value is equal to the Initial Basket Value, investors will receive at maturity the principal amount of their Notes.

Downside Scenario:

If the Final Basket Value is less than the Initial Basket Value, investors will lose 1% of the principal amount of their Notes for every 1% that the Final Basket Value is less than the Initial Basket Value.

•	For example, if the closing level of the Basket declines 50.00%, investors will lose 50.00% of their principal amount and receive only $500.00 per $1,000 principal amount Note at maturity.

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Selected Risk Considerations

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The Notes do not guarantee any return of principal. If the Final Basket Value is less than the Initial Basket Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Basket Value is less than the Initial Basket Value. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN,

regardless of any appreciation of the Basket, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the Notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	CORRELATION (OR LACK OF CORRELATION) OF THE FUNDS —

The Notes are linked to an equally weighted Basket composed of two Funds. In calculating the Final Basket Value, an increase in the price of one share of one of the Funds may be moderated, or more than offset, by a lesser increase or decline in the price of one share of the other Fund. In addition, high correlation of movements in the prices of one share of the Funds during periods of negative returns among the Funds could have an adverse effect on the payment at maturity on the Notes.

•	YOU WILL NOT RECEIVE DIVIDENDS ON EITHER FUND OR THE SECURITIES HELD BY EITHER FUNDS OR HAVE ANY RIGHTS WITH RESPECT TO EITHER FUND OR THOSE SECURITIES.
•	THERE ARE RISKS ASSOCIATED WITH THE FUNDS —

The Funds are subject to management risk, which is the risk that the investment strategies of the applicable Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of each Fund and, consequently, the value of the Notes.

•	THE PERFORMANCE AND MARKET VALUE OF EACH FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THAT FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

Each Fund does not fully replicate its Underlying Index (as defined under “The Basket” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of each Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between

PS-4 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

the performance of each Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying a Fund (such as mergers and spin-offs) may impact the variance between the performances of that Fund and its Underlying Index. Finally, because the shares of each Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of each Fund may differ from the net asset value per share of that Fund.

During periods of market volatility, securities underlying each Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Fund and the liquidity of that Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of shares of a Fund may vary substantially from the net asset value per share of that Fund. For all of the foregoing reasons, the performance of each Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Fund, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce any payment on the Notes.

•	NON-U.S. SECURITIES RISK —

The equity securities held by the Funds have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK —

The equity securities held by the Funds have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the equity securities held by the Funds are converted into U.S. dollars for purposes of calculating the net asset value of the Funds, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Funds trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Funds denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Funds will be adversely affected and any payment on the Notes may be reduced.

•	THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for each Fund for certain events affecting the shares of that Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

•	LACK OF LIQUIDITY —

The Notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes. You may not be able to sell your Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the Notes based on the minimums for the estimated value of the Notes and the Maximum Return.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes will exceed the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are

PS-5 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy the Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Basket. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-6 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

The Basket

The return on the Notes is linked to an equally weighted basket consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund.

The iShares® China Large-Cap ETF is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of large-capitalization Chinese equities that trade on the Hong Kong Stock Exchange, which we refer to as the Underlying Index with respect to the iShares® China Large-Cap ETF. The Underlying Index with respect to the Fund is currently the FTSE® China 50 Index.  The FTSE® China 50 Index is composed of 50 of the largest and most liquid Chinese stocks listed and trading on the Hong Kong Stock Exchange and is designed to represent the performance of the mainland Chinese market that is available to international investors. For additional information about the iShares® China Large-Cap ETF, see Annex A in this pricing supplement.

The WisdomTree India Earnings Fund is an exchange-traded fund of the WisdomTree Trust, a registered investment company, that seeks to track the price and yield performance, before fees and expenses, of the WisdomTree India Earnings Index, which we refer to as the Underlying Index with respect to the WisdomTree India Earnings Fund. The WisdomTree India Earnings Index is a fundamentally weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index screening date. For additional information about the WisdomTree India Earnings Fund, see Annex B in this pricing supplement.

Historical Information

The following graphs set forth the historical performance of the Basket as a whole, as well as each Fund, based on the weekly historical closing values from January 2, 2015 through October 16, 2020. The graph of the historical performance of the Basket assumes that the closing level of the Basket on January 2, 2015 was 100 and that the weights of the Funds were as specified under “Key Terms — Basket” in this pricing supplement on that date. The closing price of one share of the iShares® China Large-Cap ETF on October 20, 2020 was $44.28. The closing price of one share of the WisdomTree India Earnings Fund on October 20, 2020 was $24.44. We obtained the closing prices of one share of the Funds above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices of one share of each Fund above and below may have been adjusted by Bloomberg for actions taken by that Fund, such as stock splits.

The historical closing levels of the Basket and the Funds should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Basket on the Final Valuation Date or the closing prices of one share of the Funds on the Initial Valuation Date or the Final Valuation Date. There can be no assurance that the performance of the Basket will result in the return of any of your principal amount.

PS-7 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. The Notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the Notes. Our special tax counsel has not expressed an opinion with respect to whether the

PS-8 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

constructive ownership rules apply to the Notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the Notes described above, in which case the timing and character of any income or loss on your Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations.  Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes.  You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the Notes does not represent future values of the Notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or

PS-9 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions.

The estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the Notes. The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Basket” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Initial Valuation Date of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these Notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for

PS-10 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007234/crt-dp125068_424b2.pdf
•	Underlying supplement no. 1-I dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007221/crt-dp125705_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Annex A

The iShares® China Large-Cap ETF

All information contained in this pricing supplement regarding the iShares® China Large-Cap ETF (the “FXI Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The FXI Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the FXI Fund. The FXI Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “FXI.”

The FXI Fund seeks to track the investment results, before fees and expenses, of an index composed of large-capitalization Chinese equities that trade on the Hong Kong Stock Exchange (the “HKSE”), which is currently the FTSE® China 50 Index. For additional information about the FXI Fund, see the information set forth under “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement. For the purposes of the accompanying underlying supplement, the FXI Fund is an “iShares® ETF.”

The FTSE® China 50 Index

All information contained in this pricing supplement regarding the FTSE® China 50 Index (the “China 50 Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information. This information reflects the policies of, and is subject to change by FTSE Russell. FTSE Russell has no obligation to continue to publish, and may discontinue publication of, the China 50 Index.

The China 50 Index (in Hong Kong dollars) is reported by Bloomberg L.P. under the ticker symbol “XIN0I.”

The China 50 Index is an index calculated, published and disseminated by FTSE Russell. Originally launched in 2001 as the FTSE® China 25 Index, the index was expanded effective on September 22, 2014 to 50 stocks and renamed the FTSE® China 50 Index. The China 50 Index is composed of 50 of the largest and most liquid Chinese stocks listed and trading on the HKSE and is designed to represent the performance of the mainland Chinese market that is available to international investors.

Composition of the FTSE® China 50 Index

The China 50 Index is currently based on 50 of the largest and most liquid Chinese stocks (called “H” shares, “Red Chip” shares and “P Chip” shares), listed and trading on the HKSE. “H” shares are securities of companies incorporated in the People’s Republic of China and listed on the HKSE. “Red Chip” shares are securities of companies incorporated outside of the People’s Republic of China that are substantially owned, directly or indirectly, by mainland China state entities with the majority of their revenue or assets derived from mainland China and traded on HKSE. “P Chip” shares are securities of companies incorporated outside of the People’s Republic of China that trade on the HKSE, but that are controlled by mainland Chinese companies or individuals, with the establishment and origin of the company in mainland China and with a majority of its revenue or assets derived from mainland China.

Standards for Listing and Maintenance

Currently, only H shares, Red Chip and P Chip shares are eligible for inclusion in the China 50 Index. All classes of equity in issue are eligible for inclusion in the China 50 Index, subject to certain restrictions; however, each constituent must also be a constituent of the FTSE® All-World Index. A newly eligible P Chip share whose associated N Share is already a constituent of the FTSE® All-World Index will be eligible for inclusion in the China 50 Index at the next quarterly review after a minimum 3-month trading period. “N” shares are securities of companies incorporated outside of the People’s Republic of China that trade on the New York Stock Exchange, the NASDAQ Stock Market or NYSE American, but that are controlled by mainland Chinese companies or individuals, with the establishment and origin of the company in mainland China and with a majority of its revenue or assets derived from mainland China. The FTSE® All-World Index is a market-capitalization weighted index designed to represent the performance of the large- and mid-capitalization stocks from the FTSE® Global Equity Index Series and covers approximately 90% to 95% of the world’s investable market capitalization. Companies whose business is that of holding equity and other investments (e.g., investment trusts) are not eligible for inclusion. Convertible preference shares and loan stocks are excluded until converted.

Securities must be sufficiently liquid to be traded; therefore, the following criteria, among others, are used to ensure that illiquid securities are excluded:

•	Price. There must be an accurate and reliable price for the purposes of determining the market value of a company.
•	Liquidity. Each security is tested for liquidity on a semi-annual basis in March and September by calculation of its monthly median of daily trading volume as part of the FTSE® All-World Index review. When calculating the median of daily trading volume of any security for a particular month, a minimum of 5 trading days in that month must exist, otherwise the month will be excluded from the test.

For each month, the daily trading volume for each security is calculated as a percentage of the shares in issue for that day adjusted by the free float at the review cutoff date. These daily values are then ranked in descending order and the median is taken by selecting the value for the middle ranking day if there is an odd number of days and the mean of the middle two if there is an even number of days.

Daily totals with zero trades are included in the ranking; therefore, a security that fails to trade for more than half of the

PS-12 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

days in a month will have a zero median trading volume for that month.

Any period of suspension will not be included in the test.

The liquidity test will be applied on a pro-rata basis where the testing period is less than 12 months:

(a) A non-constituent which does not turnover at least 0.05% of their shares in issue (after the application of any free float weightings) based on their median daily trading volume per month in ten of the twelve months prior to a full market review, will not be eligible for inclusion in the China 50 Index.

(b) An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trading volume per month for at least eight of the twelve months prior to a full market review will be removed from the China 50 Index.

(c) New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trading volume each month, on a pro-rata basis since listing. When testing liquidity, the free float weight as at the last date in the testing period will be used for the calculation for the whole of that period. This rule will not apply to new issues added under fast entry inclusion as part of the FTSE® All-World Index review.

At the sole discretion of FTSE Russell, the above percentage figures may be adjusted by up to 0.01% at the March and September reviews so that, in FTSE Russell’s opinion, the China 50 Index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

At the March and September reviews of the FTSE® All-World Index, newly listed companies will have their liquidity assessed on a pro-rata basis.

•	New Issues. New issues, which do not qualify as early entrants, will become eligible for inclusion at the March and September reviews of the FTSE® All-World Index providing they have, since the commencement of official non-conditional trading, a minimum of at least three trading months prior to the date of that review and turnover at least 0.05% of their free float adjusted shares in issue based on their median daily trading volume each month, on a pro rata basis since their listing.

The inclusion of early entries will not require a minimum trading record.

To assist in the oversight of the China 50 Index, FTSE Russell has established the FTSE Russell Asia Pacific Regional Equity Advisory Committee. The responsibilities of the committee are to:

•       discuss proposed changes to the ground rules and guides to calculation methods for the China 50 Index and other indices;

•       provide guidance on the development and construction of new equity indices for the Asia Pacific region;

•       comment on the index reviews for the China 50 Index and other indices; and

•       periodically review the ground rules for the China 50 Index and other indices at the frequency set out in those rules.

Computation of the FTSE® China 50 Index

The China 50 Index is calculated using the free float index calculation methodology of the FTSE Group. The China 50 Index is calculated using the following formula:

where:

“N” is the number of securities in the China 50 Index;

“pi” is the latest trade price of the component security “i” (or the price at the close of the China 50 Index on the previous day);

“ei” is the exchange rate required to convert the security’s currency into the China 50 Index’s base currency;

“si” is the number of shares in issue used by FTSE Russell for the security;

“fi” is the investability weighting factor published by FTSE Russell, to be applied to such security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents a 100% free float;

“ci” is the capping factor published by FTSE Russell to be applied to a security to correctly weight that security in the China 50 Index; and

PS-13 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

“d” is the divisor, a figure that represents the total issued share capital of the China 50 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities to be made without distorting the China 50 Index.

The capping factor serves to limit the weight of any individual company to no more than 9% of the China 50 Index and to limit the aggregate weight of all companies that have a weight greater than 4.5% to no more than 38% of the China 50 Index.

The China 50 Index uses actual trade prices for securities with local stock exchange quotations.

Free float restrictions are calculated using available published information. Companies with a free float of 5% or below are excluded from the China 50 Index. In June, a constituent’s free float will be updated regardless of size. No buffers are applied. Quarterly updates to free float will be applied after the close of business on the third Friday of March, June, September and December. The data cut-off for these quarterly changes will be the close of business on the third Wednesday of the month prior to the review month. Free float changes resulting from corporate events will not be subject to the buffers as detailed above and will be implemented in line with the event.

The China 50 Index will be periodically reviewed for changes in free float. These reviews will coincide with the quarterly reviews China 50 Index. Implementation of any changes will happen at close of trading on the third Friday in March, June, September and December.

A constituent’s free float will also be reviewed and adjusted if necessary:

•	by identifying information which necessitates a change in free float weighting;
•	following a corporate event; or
•	expiry of a lock-in clause.

If a corporate event includes a corporate action which affects the China 50 index, any change in free float will be implemented at the same time as the corporate action.

Foreign ownership limits, if any, will be applied after calculating the actual free float restriction. FTSE Russell’s methodology takes account of the restrictions placed on the equity holdings of foreigners in a company where these have been imposed by governments or regulatory authorities, for example on strategically sensitive industrial sectors such as defense and telecommunications, or where they have been explicitly set out in a company’s constitution. Where the presence of foreign ownership restrictions creates a limit on foreign ownership that is more restrictive than the calculated free float for a company, the precise foreign ownership limit is used in place of the free float for the purposes of calculating the company’s investability weight. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the above.

Where a company’s shares are issued partly, or nil, paid and the call dates are already determined and known, the market price will, for the purposes of calculating its market capitalization, be adjusted so as to include all such calls (i.e., the fully paid price).

Periodic Review of Constituents

The quarterly review of the China 50 Index constituents takes place in March, June, September and December. The constituents will be reviewed using data from the close of business on the Monday following the third Friday in February, May, August and November. Where there is a market holiday in either China or Hong Kong on the Monday following the third Friday, the close of business on the last trading day prior to the Monday after the third Friday, where both markets are open, will be used. Any constituent changes will be implemented after the close of business on the third Friday of March, June, September and December.

At the quarterly review, the constituents of the China 50 Index are capped using prices adjusted for corporate actions as at the close of business on the second Friday in March, June, September and December. The capping is implemented after close of business on the third Friday in March, June, September and December based on the constituents, shares in issue and free float on the next trading day following the third Friday of the review month.

Quarterly changes are published after the close of business on the Wednesday before the first Friday of March, June, September and December to give users of the China 50 Index sufficient notification of the changes before their implementation.

At review, all constituents of the China 50 Index must be existing or pending constituents to the FTSE® All-World Index, i.e., the review will take into consideration any constituent changes to the FTSE® All-World Index as announced by FTSE Russell and will therefore be conducted before the implementation date of these changes.

A company will be inserted into the China 50 Index at the periodic review if it rises to 40th position or above when the eligible companies are ranked by full market capitalization (before the application of any investability weightings).

A company in the China 50 Index will be deleted at the periodic review if it falls to 61st position or below when the eligible companies are ranked by full market value (before the application of any investability weightings).

A constant number of constituents will be maintained for the China 50 Index. Where a greater number of companies qualify to be inserted in the China 50 Index than those qualifying to be deleted, the lowest ranking constituents presently included in the China 50 Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the China 50 Index will be inserted to match the number of companies being deleted at the periodic

PS-14 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

review.

The constituents of the China 50 Index are normally capped only at the time of the quarterly review or at the time of a fast entry inclusion as part of the FTSE® All-World Index review. Following capping, the weight of each constituent in the China 50 Index moves freely in line with price movements.

FTSE Russell is responsible for publishing the five highest ranking non-constituents of the China 50 Index following each quarterly review (the “Reserve List”). This Reserve List will be used in the event that one or more constituents is deleted from the China 50 Index during the period up to the next quarterly review of the China 50 Index. Companies on the Reserve List will be constituents of the FTSE® All-World Index.

Where a company is removed from the China 50 Index after the changes to the China 50 Index have been announced but before the periodic changes have been implemented, the highest ranking company by full market capitalization from the new Reserve List (excluding current China 50 Index constituents) will replace the deleted company.

PS-15 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Annex B

The WisdomTree India Earnings Fund

All information contained in this pricing supplement regarding the WisdomTree India Earnings Fund (the “EPI Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, the WisdomTree Trust and WisdomTree Asset Management, Inc. (“WisdomTree”). The EPI Fund is an investment portfolio managed by WisdomTree, the investment adviser to the EPI Fund and by Mellon Investments Corporation (“Mellon Invesments”), the sub-adviser to the EPI Fund. The EPI Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EPI.”

The EPI Fund seeks to track the price and yield performance, before fees and expenses, of the WisdomTree India Earnings Index (the “IEI Index”). The IEI Index is a fundamentally weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index screening date. See “— The WisdomTree India Earnings Index” below for more information about the IEI Index.

The EPI Fund employs a “passive management” — or indexing — investment approach designed to track the performance of the IEI Index. The EPI Fund generally uses a representative sampling strategy to achieve its investment objective, meaning it generally will invest in a sample of the securities in the IEI Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the IEI Index as a whole.

The performance of the EPI Fund and the IEI Index may vary for a variety of reasons. For example, the EPI Fund incurs operating expenses and portfolio transaction costs, while also managing cash flows and potential operational inefficiencies, not incurred by the IEI Index. In addition, the EPI Fund may not be fully invested in the securities of the IEI Index at all times or may hold securities not included in the IEI Index or may be subject to pricing differences, differences in the timing of dividend accruals, tax gains or losses, currency convertibility and repatriation, operational inefficiencies and the need to meet various new or existing regulatory requirements. For example, it may take several business days for additions and deletions to the IEI Index to be reflected in the portfolio composition of the EPI Fund. The use of sampling techniques may affect the EPI Fund’s ability to achieve close correlation with the IEI Index. By using a representative sampling strategy, the EPI Fund generally can be expected to have a greater non-correlation risk and this risk may be heighted during times of market volatility or other unusual market conditions.

The WisdomTree Trust is a registered investment company that consists of numerous separate investment portfolios, including the EPI Fund. Information provided to or filed with the SEC by the WisdomTree Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC’s website at http://www.sec.gov.

The WisdomTree India Earnings Index

All information contained in this pricing supplement regarding the WisdomTree India Earnings Index (the “IEI Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, WisdomTree Investments, Inc. (“WTI”). The IEI Index was developed by WTI and is calculated, maintained and published by WTI. WTI has no obligation to continue to publish, and may discontinue the publication of, the IEI Index.

The IEI Index is reported by Bloomberg L.P. under the ticker symbol “WTIND.”

The IEI Index measures the stock performance of companies incorporated in India that pass WTI’s selection, liquidity and market capitalization requirements. In September of each year, the IEI Index is reconstituted, with each components’ weight adjusted based on the earnings generated by each component company, adjusted for an investable weighting factor that takes into account shares available to be purchased by foreign investors. The IEI Index is calculated using primary market prices in U.S. dollars.

Membership Criteria

To be eligible for inclusion in the IEI Index, component companies must be covered by WisdomTree’s independent index calculation agent meet the minimal liquidity requirements established by WTI. To be included in the IEI Index, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Screening Date” for the IEI Index (after the close of trading on the last trading day in August).

PS-16 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Eligible component companies must have their shares listed on the Indian National Stock Exchange or the Bombay (Mumbai) Stock Exchange. Eligible companies must be incorporated in India and have earned at least $5 million in their fiscal year prior to the annual reconstitution in September. Only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Companies need to have a market capitalization of at least $200 million on the Screening Date. Shares of such companies need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Screening Date. Components need to have had a price/earnings ratio of at least 2 as of the Screening Date.

Common stocks, tracking stocks and holding companies, including real estate holding companies, are eligible for inclusion. Security types that are excluded from the index are: limited partnerships, royalty trusts, passive foreign investment companies (PFICS), American depositary receipts (ADRs), preferred stocks, closed-end funds, exchange-traded funds and derivative securities such as warrants and rights.

Base Date and Base Value

A base value for the IEI Index was set at 200 at the close of trading on November 30, 2007.

Calculation and Dissemination

The following formula is used to calculate the index level of the IEI Index:

Where

Si = number of shares in the IEI Index for security i.

Pi = price of security i.

Ei = cross rate of currency of security i versus the U.S. dollar. If security i is priced in U.S. dollars, then Ei will equal 1.

D = divisor.

The IEI Index is calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent IEI Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the IEI Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the IEI Index computation. IEI Index values are calculated in U.S. dollars, and disseminated on an end-of-day basis.

Capping

The following capping rules are applied in order:

1.	Should any sector achieve a weight equal to or greater than 25% of the IEI Index, the weight of the companies will be proportionally reduced to 25% as of the annual Screening Date.
2.	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date/ weight of security in the IEI Index) will be greater than $200 million to be eligible for the IEI Index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the IEI Index, it will remain in the IEI Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.
3.	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months divide by weight in the IEI Index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment equals to the weight before adjustment multiplied by the calculated volume factor divided by $400 million. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date. All sector cappings are conducted based on the Global Industry Classification Standard sector classifications.

PS-17 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

Weighting

The IEI Index is a modified capitalization-weighted index that employs a transparent weighting formula to magnify the effect that earnings play in its total return. The initial weight of a component in the IEI Index at the annual reconstitution is based on reported net income in the most recent fiscal year prior to the annual reconstitution.

The reported net income number is then multiplied by a second factor developed by a third party independent calculation agent called the “Investability Weighting Factor” (the “IWF”). The IWF is used to scale the earnings generated by each company by restrictions on shares available to be purchased. This “Earnings Factor” is then calculated for every component in the IEI Index and then summed. Each component’s weight, at the Weighting Date for the IEI Index, is equal to its Earnings Factor divided by the sum of all Earnings Factors for all the components in the IEI Index. The “Weighting Date” is when component weights are set; it occurs immediately after the close of trading on the second Friday of September. New component weights take effect before the opening of trading on the first Monday following the third Friday of September (the “Reconstitution Date”).

The IEI Index will be modified, if the following should occur: Should any company achieve a weighting equal to or greater than 24% of the IEI Index, its weighting will be reduced to 20% at the close of the current calendar quarter, and other components in the IEI Index will be rebalanced. Moreover, should the “collective weight” of component securities whose individual current weights equal or exceed 5% of the IEI Index, when added together, equal or exceed 50% of the IEI Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40% of the IEI Index at the close of the current calendar quarter, and other components in the IEI Index will be rebalanced in proportion to their weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

Dividend Treatment

Normal dividend payments are not taken into account in the IEI Index. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the IEI Index.

Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the most liquid share class will be included in the IEI Index. Conversion of a share class into another share class not in the IEI Index results in the conversion of the share class being phased out into the surviving share class.

Index Maintenance

Index maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spin-offs or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the IEI Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances and increases or decreases in earnings between reconstitutions, do not require changes in the index shares or the stock prices of the component companies of the IEI Index. Other corporate actions, such as special dividends, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions or when the index calculation agent for the IEI Index typically applies such corporate actions. Whenever possible, changes to the components of the IEI Index, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

Additions to the IEI Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in September. No additions are made to the IEI Index between annual reconstitutions, except in the cases of certain spin-off companies defined below.

Shares of companies that are de-listed or acquired by a company outside of the IEI Index are deleted from the IEI Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the IEI Index. A component company that files for bankruptcy is deleted from the IEI Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the IEI Index. If a company re-incorporates outside of a defined domicile, it is deleted from the IEI Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the IEI Index. If a component company is acquired by another company in the IEI Index for stock, the acquiring

PS-18 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund

company’s shares and weight in the IEI Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the IEI Index, although index shares are adjusted to reflect the reclassification.

Spin-Offs and IPOs

Should a company be spun off from an existing component company, it is allowed to stay in the IEI Index until the next annual reconstitution. The weights of the remaining components are adjusted proportionately to reflect the change in the composition of the IEI Index. Companies that go public in an initial public offering (IPO) and that meet all other index inclusion requirements must wait until the next annual reconstitution to be included in the IEI index.

Index Divisor Adjustments

Changes in the IEI Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the IEI Index’s continuity. By adjusting the divisor, the IEI Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not already described, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed or that re-incorporate outside of a defined domicile in the intervening weeks between the Screening Point and the Reconstitution Date are not included in the IEI Index, and the weights of the remaining components are adjusted accordingly

PS-19 | Structured Investments Capped Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the iShares® China Large-Cap ETF and the WisdomTree India Earnings Fund